# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zentalis Pharmaceuticals, Inc., CIK 0001725160
CUSIP: 98943L107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10275 Science Center Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001442891

## Reporting persons
- Eventide Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Finny Kuruvilla, M.D. Ph. D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robin C. John: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Zentalis Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 10275 Science Center Drive, Suite 200, San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing:
(i) Eventide Asset Management, LLC ("Eventide")
(ii) Finny Kuruvilla, M.D., Ph.D. ("Kuruvilla")
(iii) Robin C. John ("John")
Address of principal business office or, if none, residence:
Eventide, Kuruvilla and John:
One International Place, Suite 4210
Boston, Massachusetts 02110
Citizenship:
Eventide: Delaware
Kuruvilla: United States
John: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Eventide: 0
(ii) Kuruvilla: 0
(iii) John: 0
Percent of class:
(i) Eventide: 0%
(ii) Kuruvilla: 0%
(iii) John: 0%
Sole power to vote or to direct the vote:
(1) Eventide: 0
(2) Kuruvilla: 0
(3) John: 0
Shared power to vote or to direct the vote:
(1) Eventide: 0
(2) Kuruvilla: 0
(3) John: 0
Sole power to dispose or to direct the disposition:
(1) Eventide: 0
(2) Kuruvilla: 0
(3) John: 0
Shared power to dispose or to direct the disposition:
(1) Eventide: 0
(2) Kuruvilla: 0
(3) John: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 1

WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Eventide Asset Management, LLC, Finny Kuruvilla, M.D., Ph. D. and Robin C. John do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13G relating to their ownership of the Common Stock of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

Eventide Asset Management, LLC

Date: May 14, 2025
By: /s/ Peter J. Luiso
Name: Peter J. Luiso
Title: General Counsel

Date: May 14, 2025
Finny Kuruvilla, M.D., Ph. D.
By: /s/ Finny Kuruvilla, M.D., Ph. D.
Name: Finny Kuruvilla, M.D., Ph. D.

Date: May 14, 2025
Robin C. John
By: /s/ Robin C. John
Name: Robin C. John

## Signatures
- Eventide Asset Management, LLC: /s/ Peter J. Luiso, Peter J. Luiso, General Counsel (05/14/2025)
- Finny Kuruvilla, M.D. Ph. D.: /s/ Finny Kuruvilla, M.D., Ph. D., Finny Kuruvilla, M.D., Ph. D. (05/14/2025)
- Robin C. John: /s/ Finny Kuruvilla, M.D., Ph. D., Finny Kuruvilla, M.D., Ph. D. (05/14/2025)